Thoma Bravo Advantage

150 N. Riverside Plaza, Suite 2800

Chicago, Illinois 60606

January 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin M. Purnell

Re:	Thomas Bravo Advantage
Registration Statement on Form S-1
Filed December 28, 2020, as amended
File No. 333-251772

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Thoma Bravo Advantage hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern time on Thursday, January 14, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Robert Sayle

Robert Sayle

Chief Executive Officer

cc:	Cadwalader, Wickersham & Taft LLP